

July 9, 2012

<u>Via E-Mail</u>

James R. Cummins, Esq.
Waite, Schneider, Bayless & Chesley Co. L.P.A.
1513 Fourth & Vine Tower
1 West Fourth Street
Cincinnati, OH 45202

> **Re:** **Signature Group Holdings, Inc.**
> **Response to July 2, 2012 Comment Letter filed by James A.**
>   **McIntyre filed July 3, 2012**
> **Definitive Additional Soliciting Materials filed by James A.**
>   **McIntyre filed July 3, 2012**
> **File No. 001-08007**

Dear Mr. Cummins:

We have reviewed your filing and have the following comments.

<u>Response to July 2, 2012 Comment Letter</u>

1. We reissue prior comment 1 in part, as follows:
    - Confirm that you will include the substance of your response to the third bullet point in future disclosure.
    - Your response to the fifth bullet point does not provide any supplemental support for the referenced disclosure; instead it includes a number of unsupported conclusory statements.

2. With respect to prior comments 4 and 7, please confirm that you will include the substance of your responses in future disclosure.

3. We reissue prior comment 6: you have not explained supplementally or in your presentation filed on July 3, 2012 how, if at all, the stock price is correlated to management's compensation. Would the same result be achieved if the information was presented in two separate charts?

Definitive Additional Soliciting Materials

4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following statements:

    - Your disclosure that the company's board and management "Abuse of NOL poison pill…" (slide 4)
    - Your suggestion that the company is an "**unconstrained blind risk pool akin to a hedge fund making small, risky, illiquid private investments** (senior, mezzanine and equity) in unrelated, down market companies" which "is **heavily discounted in the public markets**" (slide 12; emphasis in original).
    - Your belief that the failure to hold a shareholder meeting since June 2010 was due to the board being afraid of "the possibility of being voted out by stockholders" (slide 15).
    - Your disclosure that "for the past 10 months, Signature's Board and management have threatened to use a poison pill" against Mr. McIntyre (slide 18).
    - Your disclosure that management has threatened to "virtually wipe out [Mr. McIntyre's] investment in Signature (slide 19).
    - Your disclosure that "The threat against McIntyre is being used and has been used for nearly a year by the Board to entrench themselves by threatening to restrain McIntyre from casting his votes, or joining other stockholders who think similarly on Signature issues on management and governance" (slide 19).
    - Your disclosure that the participants have "extensive experience as governance leaders" (slide 29).

5. Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the following disclosure and avoid similar statements in future filings:

    - You state that "Signature management is using deceptive information to mislead stockholders in this proxy fight" (slide 4). Your disclosure appears to suggest that the company is not complying with its obligations under disclosure laws.
    - Your concern that "the Signature management team controls this Board…" (slide 15), which appears to suggest that the board is not fulfilling its fiduciary duties.

- Your disclosure that you will "[p]roperly use its Nominating/Governance and Compensation Committees" (slide 29), which appears to suggest that the current board has misused its authority.

6. Please explain supplementally, with a view toward revised disclosure, how the board and management have used the NOL poison pill to entrench themselves (slide 15).

7. Please provide support supplementally, with a view toward revised disclosure, for your disclosure that Ken Grossman "has purchased more than 55 of the [company's] stock since 2009 but Signature has never threatened him with the poison pill step." We note that the company's proxy statement shows Mr. Grossman to have beneficial ownership of 4.9% of the shares, which includes common stock to be acquired pursuant to warrants and restricted stock (slide 18).

8. Please revise future disclosure to clarify whether the company was required under any applicable law, regulation or listing requirement to submit the Rights Agreement to shareholders for their approval (slide 18).

9. Please explain supplementally, with a view toward revised future disclosure, the meaning of "Leucadia provisions" in the company's bylaws (slide 18).

10. Please disclose how you "intend to eliminate the 2007 Rights Agreement" (slide 19) and whether you have any specific plans to do so.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions